BH SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Total revenues	$	-
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional services	$	29,968
IT, data and communications		2,325
Licenses and registrations		3,160
Other operating expenses		576
Total expenses	$	36,029
NET LOSS	$	(36,029)

(The accompanying notes to financial statements are an integral part of these statements.)